Filed by Kmart Holding Corporation
Pursuant to Rule 425 under the
Securities Act of 1933 and deemed filed
pursuant to Rule 14a-6 under the
Securities Exchange Act of 1934

Subject Company:
Sears Holdings Corporation
(Registration No. 333-120954)

Contacts:
For Kmart Holding Corporation	For Sears, Roebuck and Co.
Media Relations	Chris Brathwaite
248-463-1021	(847) 286-4681

Brunswick Group
(212) 333-3810

SEARS, ROEBUCK AND CO. AND KMART HOLDING CORP.
CONFIRM ELECTION DEADLINE IN CONNECTION WITH PROPOSED MERGER

Troy, MI, and Hoffman Estates, IL, March 17, 2005 – Kmart Holding Corporation (“Kmart”) (NASDAQ: KMRT) and Sears, Roebuck and Co. (“Sears”) (NYSE: S) confirmed today that the deadline for Sears shareholders of record to make merger consideration elections in connection with the proposed merger of Kmart and Sears is 5:00 p.m., Eastern Time, on March 24, 2005. Sears shareholders who hold their shares in “street name,” through the Sears associate stock purchase plan, or in certain Sears retirement plans may have an election deadline earlier than March 24, 2005. Such shareholders should carefully review any materials they received from their broker or the relevant plan trustee or administrator to determine the election deadline applicable to them.

Sears shareholders of record wishing to make an election regarding the consideration they would like to receive for their Sears shares must deliver to EquiServe Trust Company, N.A., the exchange agent, properly completed Election Forms, together with their stock certificates or properly completed notices of guaranteed delivery, by 5:00 P.M., Eastern Time, on Thursday, March 24, 2005, the election deadline.

Sears shareholders may elect cash, shares of common stock of Sears Holdings Corporation, the new holding company created to facilitate the merger of Kmart and Sears, or a combination of the two for their Sears shares. All elections are subject to the proration procedures provided in the merger agreement designed to ensure that in the aggregate 55 percent of Sears shares will be converted into the right to receive 0.5 of a share of Sears Holdings common stock per share and 45 percent of Sears shares will be converted into the right to receive a cash consideration of $50.00 per share, without interest, upon the mergers’ completion. As a result, a Sears shareholder may not receive the exact form of consideration elected, and the ability of a Sears shareholder to receive the form of consideration elected will depend on the elections made by other Sears shareholders.

All of the documents necessary to make merger consideration elections were previously mailed to Sears shareholders of record as of January 26, 2005. Sears shareholders may obtain additional copies of the election documents by contacting D.F. King & Co., Inc. at (800) 549-6650.

A more complete description of the merger consideration and the adjustment and proration mechanisms applicable to elections is contained in the election materials mailed to Sears shareholders and the joint proxy statement/prospectus dated February 18, 2005, both of which Sears shareholders are urged to read carefully and in their entirety.

Kmart and Sears expect to publicly announce the preliminary proration calculation on Monday, March 28, 2005. The final election results, including the consideration to be received by Sears shareholders who elect cash and who elect stock, will be announced as soon as practicable thereafter.

The proposed merger remains subject to the satisfaction of closing conditions, including Kmart and Sears shareholder approval. As previously announced, a meeting date of March 24, 2005, has been established for meetings of Kmart and Sears shareholders to vote on the merger agreement.

Sears and Kmart shareholders are also reminded that holders of record of Sears common stock and Kmart common stock, respectively, as of the close of business on January 26, 2005 are entitled to vote on the proposed merger and may vote by telephone, the Internet or by mail, as explained in detail in the joint proxy statement/prospectus dated February 18, 2005.

About Sears Holdings Corporation
Created to facilitate the merger of Kmart and Sears, Roebuck announced on Nov. 17, 2004, and subject to the receipt of shareholder approvals and the satisfaction or waiver of other conditions, upon close of the merger, Sears Holdings Corporation is expected to be the nation’s third largest broadline retailer, with approximately $55 billion in annual revenues, and with approximately 3,800 full-line and specialty retail stores in the United States and Canada. Sears Holdings is expected to be the leading home appliance retailer as well as a leader in tools, lawn and garden, home electronics and automotive repair and maintenance. Key proprietary brands are expected to include Kenmore, Craftsman and DieHard, and a broad apparel offering, including such well-known labels as Lands’ End, Jaclyn Smith and Joe Boxer, as well as the Apostrophe and Covington brands. It is also expected to have Martha Stewart Everyday products, which are now offered exclusively in the U.S. by Kmart and in Canada by Sears Canada.

About Kmart Holding Corporation
Kmart Holding Corporation and its subsidiaries (together, “Kmart”) is a mass merchandising company that offers customers quality products through a portfolio of exclusive brands that include Thalia Sodi, Jaclyn Smith, Joe Boxer, Martha Stewart Everyday and Route 66. For more information visit Kmart’s website at www.kmart.com.

About Sears, Roebuck and Co.
Sears, Roebuck and Co. (“Sears”) is a leading broadline retailer providing merchandise and related services. With revenues in 2004 of $36.1 billion, Sears offers its wide range of home merchandise, apparel and automotive products and services through more than 2,400 Sears-branded and affiliated stores in the U.S. and Canada, which includes approximately 870 full-line and 1,100 specialty stores in the U.S. Sears also offers a variety of merchandise and services through sears.com, landsend.com, and specialty catalogs. Sears is the only retailer where consumers can find each of the Kenmore, Craftsman, DieHard and Lands’ End brands together — among the most trusted and preferred brands in the U.S. The company is the largest provider of product repair services with more than 14 million service calls made annually. For more information, visit Sears’ website at www.sears.com.

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This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving Sears Holdings Corporation, Kmart Holding Corporation and Sears, Roebuck and Co., including future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Kmart’s and Sears, Roebuck’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the failure of Kmart and Sears, Roebuck stockholders to approve the transaction; the risk that the businesses will not be integrated successfully; failure to quickly realize synergies and cost-savings from the transaction as a result of technical, logistical, competitive and other factors; disruption from the transaction making it more difficult to maintain relationships with clients, employees or suppliers; competitive conditions in retail and related services industries; changes in consumer confidence, tastes, preferences and spending; the availability and level of consumer debt; anticipated cash flow and the ability of Sears Holdings to maintain sufficient operating cash flow and liquidity; the successful execution of, and customer response to, strategic initiatives, including the full-line store strategy and the conversion and integration of the Kmart stores and other new store locations; the pace of growth in store locations, which may be higher or lower than anticipated; the possibility that new business and strategic options for one or more business segments will be identified, potentially including selective acquisitions, dispositions, restructurings, joint ventures and partnerships; trade restrictions, tariffs, and other factors potentially affecting the ability to find qualified vendors and access products in an efficient manner; the ability to successfully implement initiatives to improve inventory management capabilities; anticipated cash flow; changes in interest rates; the outcome of pending legal proceedings and bankruptcy claims; social and political conditions such as war, political unrest and terrorism or natural disasters; the possibility of negative investment returns in any pension plans; volatility in financial markets; changes in debt ratings, credit spreads and cost of funds; the possibility of interruptions in systematically accessing the public debt markets; the impact of seasonal buying patterns, which are difficult to forecast with certainty; and general economic conditions and normal business uncertainty. These forward-looking statements speak only as of the time first made, and no undertaking has been made to update or revise them as more information becomes available. Additional factors that could cause Kmart’s and Sears, Roebuck’s results to differ materially from those described in the forward-looking statements can be found in the 2004 Annual Reports on Forms 10-K of Kmart and Sears, Roebuck filed with the SEC and available at the SEC’s Internet site (http://www.sec.gov).

Stockholders are urged to read the definitive joint proxy statement-prospectus that forms a part of Sears Holdings Corporation’s Registration Statement on Form S-4 (Registration No. 333-120954), because it contains important information. Stockholders are also able to obtain a free copy of the definitive joint proxy statement-prospectus, as well as other filings containing information about Sears Holdings, Kmart and Sears, Roebuck, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the definitive joint proxy statement-prospectus and the filings with the SEC that are incorporated by reference in the definitive joint proxy statement-prospectus can also be obtained, without charge, by directing a request to Kmart Holding Corporation, 3100 West Big Beaver Road, Troy, Michigan, 48084, Attention: Office of the Secretary, or to Sears, Roebuck and Co., 3333 Beverly Road, Hoffman Estates, Illinois, 60179, Attention: Office of the Secretary.

The respective directors and executive officers of Sears Holdings, Kmart and Sears, Roebuck and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Sears Holdings’, Kmart’s and Sears, Roebuck’s directors and executive officers and other participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is also available in the definitive joint proxy statement-prospectus.